SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           -------------------------


                        MARSH & MCLENNAN COMPANIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                DELAWARE                               36-2668272
      (STATE OR OTHER JURISDICTION                    (IRS EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)

 1166 AVENUE OF THE AMERICAS, NEW YORK,                10036-2774
                NEW YORK
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)

   If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A (c) please check the following box:

                                                                /X/ Yes   / / No

   If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is pursuant to General Instruction A (d) check the following box:

                                                                / / Yes   /X/ No


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                              NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED       EACH CLASS IS TO BE REGISTERED
---------------------------------------       ------------------------------
    PREFERRED STOCK PURCHASE RIGHTS              NEW YORK STOCK EXCHANGE
                                                 CHICAGO STOCK EXCHANGE
                                                 PACIFIC STOCK EXCHANGE
                                                  LONDON STOCK EXCHANGE


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE
                                (TITLE OF CLASS)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Item 1 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 10, 1997 (the "Original Form 8-A") by Marsh & McLennan Companies, Inc. (the "Company") is hereby amended and restated to read in its entirety as follows:

      On September 18, 1997, the Board of Directors of the Company declared a distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock") in accordance with a Rights Agreement (the "1997 Rights Agreement") adopted on the same day between the Company and the Harris Trust Company of New York (the "Rights Agent"). As of January 20, 2000, the Board of Directors approved, and the Company and the Rights Agent entered into, an Amended and Restated Rights Agreement (the "Rights Agreement"). The Rights Agreement amends the 1997 Rights Agreement to (1) increase the exercise price of the Rights to $400; (2) remove provisions that exempted certain kinds of tender offers from the effects of the Rights Agreement; (3) remove the provision that allowed the Board of Directors to redeem the Rights during the 10-day period from the date any person became an Acquiring Person (as defined below); and (4) to effect certain additional technical amendments.

      The following is a summary description of the Company's Rights Agreement, as amended and restated. This description is only a summary, and is qualified by reference to and should be read together with the complete Rights Agreement, a copy of which is attached hereto as Exhibit 1.

        On September 18, 1997, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on September 29, 1997 (the "Record Date"). In addition, one Right has been and will be attached to and issued with each share of Common Stock issued after the Record Date. Each Right entitles the registered holder to purchase from the Company a unit consisting of one three-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock") at a Purchase Price of $400.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement between the Company and the Rights Agent. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Rights Agreement.

        To date, the Rights have been attached to all Common Stock certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates have been distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions



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by institutional or certain other stockholders, or (ii) 10 business days
(or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        The Rights are not exercisable until the Distribution Date, and will expire at 5:00 P.M. (New York City time) on September 29, 2007, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

        For example, at an exercise price of $400 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $800 worth of Common Stock (or other consideration, as noted above) for $400. Assuming that the Common Stock had a per share value of $100 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $400.

        In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon




                                      -2-


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exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one three-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        At any time prior to the time any Person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable under United States law to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income under United States law in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock.

        Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the time any Person becomes an Acquiring Person. Thereafter, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person or its Affiliates and Associates), or to shorten or lengthen certain time periods under the Rights Agreement.





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ITEM 2.      EXHIBITS

Item 2 to the Original Form 8-A by the Company is hereby amended and restated to read in its entirety as follows:

1. Amended and Restated Rights Agreement, dated as of January 20, 2000, between Marsh & McLennan Companies, Inc. and the Harris Trust Company of New York, as Rights Agent, including the Form of Rights Certificate as Exhibit A and the Form of Summary of Rights to Purchase Preferred Stock as Exhibit B.









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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    MARSH & McLENNAN COMPANIES, INC.


Dated:  January 26, 2000            By:    /s/ Gregory Van Gundy
                                           -----------------------------------
                                    Name:  Gregory Van Gundy
                                    Title: Secretary and General Counsel

                                  EXHIBIT INDEX

Exhibit     Description

1. Amended and Restated Rights Agreement, dated as of January 20, 2000, between Marsh & McLennan Companies, Inc. and the Harris Trust Company of New York, as Rights Agent, including the Form of Rights Certificate as Exhibit A and the Form of Summary of Rights to Purchase Preferred Stock as Exhibit B.